

November 7, 2011

<u>Via E-mail</u>
Michael Gismondi
President and Chief Executive Officer
Centor Inc.
4667A Dundas Street West
Etobicoke Ontario, Canada M9A 1A4

      Re: Centor Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 19, 2011
              File No. 333-176362

Dear Mr. Gismondi:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1 and 2 from our letter dated September 13, 2011.

2. We note your response to prior comment 7 and reissue the second and fourth bullet points of such comment. Please revise your filing to incorporate the disclosures you indicate in your response. Also, update your filing accordingly.

3. We reissue prior comment 9. Please revise your filing to indicate that you plan to explore for silver and gold. For example, we note that you disclose at page 32, "Any potential sales of gold, silver and copper recovered from our mining claims will be undertaken in United States dollars."

4. Please be sure to provide updated disclosure with each amendment. We note your disclosure on pages 4 and 28, "Phase1 scheduled (sic) between September 1, 2011 and November 30, 2011 and to date have not commenced our exploration program." In this regard, if you have not taken concrete steps to implement your business plan, please so state in the Summary section, as requested in prior comment 8. We also note your disclosure on page 28 regarding Phase Three or Phase Four programs "which we would plan to start in the summer or autumn of 2011, if the results of our Phase One and Phase Two exploration programs are encouraging."

Prospectus Summary, page 4

5. We reissue prior comment 8 in part and prior comment 13. Please disclose the dollar amount you need to raise in order to implement your business plan, which should include the estimated costs of your planned exploration plan.

Determination of Offering Price, page 12

6. We note your response to prior comment 15, and we reissue such comment in part. Please expand your disclosures to describe the various factors considered in determining the offering price of $.02 per share. In that regard, we note that you provide the same basis to determine different offering prices for your private placement and this offering.

Legal Proceedings, page 18

7. We note your response to prior comment 16. Item 401(f) of Regulation S-K requires disclosure of involvement in certain legal proceedings during the past ten years, not just those currently pending. Please revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 18

8. We reissue prior comment 17. Please revise your biographies to describe the name and principal business of Mr. Gismondi's place of employment. Also, disclose the principal business of Impact Manufacturing Solutions.

Financial Statements – March 31, 2011

General

9. Prior comment 25 will be re-issued as it appears that you continue to refer to yourself as a pre-exploration stage company. As the term "pre-exploration stage" is not contemplated by Industry Guide 7(a), please revise your disclosure to refer to yourself as an exploration stage company.

Financial Statements – June 30, 2011

Statements of Cash Flows, page F-11

10. We note the revision to your filing in response to prior comment 28. Please revise your statement of cash flows for the period from inception to June 30, 2011 to reflect the cash expenditure for your mineral claim acquisition. In addition, please mark all revised financial statements as "restated" and provide the disclosures regarding the correction of an error in previously issued financial statements per FASB ASC 250-10-50.

Exhibit 3.1

11. Please explain the reference to "Amended Articles of Incorporation."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        Carrillo, Huettel LLP